[LETTERHEAD OF MILLENIUM HOLDING GROUP]

                                 12 Winding Road
                               Henderson, NV 89052
                               Tel: (702) 492-7721
                               Fax: (702) 492-7728

November 30, 2005


Mr. Daniel L. Gordon
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

RE: Form 10-KSB for year ended December 31, 2004
    Form 10QSB for quarter period March 31, 2005, June 30, 2005 and September 30, 2005 File No. 0-28431

Dear Mr. Gordon:

The following is in response to your comments contained in your letter dated August 29, 2005.

10KSB FOR PERIOD ENDING DECEMBER 31, 2004

COMMENT #1 - Report of Independent Registered Public Accounting Firm {Page F-2}:
Please explain to us why the updated report of your auditors references a second date of inception (May 21, 2003):

     RESPONSE: The updated audit report had an administrative error in it, which has been corrected on the report filed with our 10KSB/A

10QSB FOR PERIODS ENDING MARCH 31, 2005, JUNE 30, 2005 AND SEPTEMBER 30, 2005

COMMENT #2 - Statement of Cash Flows {Page 4}: Your response to prior comment 6 indicates that there is an error in your statement of cash flows, contained in your Form 10-QSB for the period ending March 31, 2005, in the amount of 441,096. We note that this amount appears again in your Form 10-QSB for the period ending June 30, 2005.

     RESPONSE: The inclusion of the write off of stock subscriptions in our 1st, 2nd and 3rd quarter 2005 filings was an error made by our EDGAR filer as the 441,096 is related to the year end filing and does not factor into the calculations for the statement of cash flows. The file submitted to our EDGAR filer had the 441,096 in the last column. However during the EDGAR process, this amount shifted to the first column on both the 10QSB for March 31, 2005 and June 30, 2005, as there was no amount included in the first and second columns. This amount shifted to the second column on the 10QSB for September 30, 2005, as there was an amount (--) in the first column and no amount in the second column.

Sincerely,

         MILLENIUM HOLDING GROUP, INC.


BY: /s/ Richard L. Ham
   -------------------------------
   President